Exhibit 8.1

Subsidiaries of AsiaStrategy (f.k.a. Top Win International Limited)

			Percentage
Subsidiaries	Place of Incorporation	Incorporation Time	Ownership
Grand Moon International Limited	British Virgin Islands	June 4, 2024	100%
Top Win International Trading Limited	Hong Kong SAR	June 15, 2001	100%
AsiaStrategy Topwin SG Pte. Limited	Singapore	May 19, 2025	100%
AsiaStrategy (BVI) Limited	British Virgin Islands	June 6, 2025	100%
AsiaStrategy Topwin Limited	Hong Kong SAR	September 30, 2025	100%
Top Asia Capital Limited	British Virgin Islands	October 14, 2025	100%